Exhibit 99.3

security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . “risky business” HERE’S HOW WE’RE MANAGING IT • 2006 CORPORATE RESPONSIBILITY SUMMARY REPORT TALISMAN ENERGY TELL US WHAT YOU THINK TALISMAN ENERGY 2006 CORPORATE RESPONSIBILITY SUMMARY REPORT Name Address Check here if we can publish your comments in future reports. Check here we can include your name with your comments. How do you rate Talisman’s Below As Above corporate responsibility performance? expectations expected expectations Ethical Business Conduct Security and Human Rights Community and Stakeholder Relations Recruitment and Retention Occupational Health and Safety Exploration and Development in Sensitive Areas Energy Efficiency and Emissions Overall Corporate Responsibility The information that most interested me was: The information that least interested me was: Do you have any additional comments, criticisms or suggestions? Thank you for your comments.

CANADA POST Postage paid if mailed in Canada Business Reply Mail 2622440 01 POSTES CANADA Port paye si poste au Canada Correspondance-reponse d'affairs 1000003805-T2P5L3-BR01 PRICEWATERHOUSECOOPERS LLP 3100-111 5 AVE SW CALGARY AB T2P 9Z9 2006 PERFORMANCE DATA SUMMARY SOCIAL Workforce Practices Number of full-time equivalent permanent employees 2,388 Number of full-time equivalent positions added 180 Voluntary turnover rate 6.8 New graduates hired 39 Number of cooperative education and summer students hired 125 Number of temporary or contract staff 2,016 Number of employees in flexible work arrangements 110 Number of employees represented by independent trade union organizations 115 Diversity Composition of executive management: men 7 women 1 Number of employees participating in Aboriginal cross-cultural awareness courses 55 Number of Aboriginal work experience terms 1 Training and Development Millions of dollars spent on technical and personal development training 4.8 Number of employees registered in personal development programs 741 Number of employees receiving support through educational assistance program 81 Number of employees using fitness subsidy 768 Ethical Business Conduct Number of certificates of compliance received pursuant to Policy on Business Conduct and Ethics (PBCE) 4,270 Potential exceptions to PBCE 11 Community Relations Number of public open house consultations in North America 20 HEALTH, SAFETY AND ENVIRONMENT Energy Direct energy use (gigajoules) – Canada 20,559,000 Production energy intensity (gigajoules/boe) – Canada 0.197 Emissions CO2 equivalent emissions (tonnes) – Canada 2,481,000 Production carbon intensity (tonnes CO2 equivalent emissions/boe) – Canada 0.024 Water Licensed fresh water diversion (cubic meters) – Canada 975,000 Waste Management and Site Restoration Waste recycled (%) – UK 37 Waste intensity (tonnes/mmboe) – UK 91.2 Oil content of produced water discharged to sea (mg/L) – UK 22.6 Reclamation and remediation expenditures ($ millions) – Canada 25 Well abandonment (number of wells) – Canada 54 Soil treated and recycled at Diamond Valley Soil Treatment Facility (tonnes) 7,061 Land Use Total amount of land owned, leased or managed (thousand acres) 21,227 Major Incidents Major incidents of non-compliance 0 Spills Spill frequency (spill number/mmboe) – Canada 3.12 Average spill size (m3) – Canada 3.5 Occupational Health and Safety Lost time injury frequency – Global 0.39 Fatalities 7 Life-threatening occupational injuries 2 ECONOMIC 1 Gross sales 10,030 Net income 2,005 Earnings from continuing operations 1,583 Shares outstanding (millions) at December 31, 2006 1,064 Annual dividend on common shares 163 Total assets 21,461 Oil production (mboe/d) 262 Gas production (mmcf/d) 1,342 Total production (mboe/d) 485 Exploration and development spending 4,578 Year-end proved reserves (mmboe) 1,667 Employee remuneration 450.2 Total taxes, royalties and material payments paid to host governments 2,749 Total global community contributions 6.2 1 All financial data should be read in conjunction with the audited financial statements of the Company contained in the 2006 Annual Financial Report. Unaudited, year ended December 31, 2006, millions of Canadian dollars unless otherwise stated.

WHO WE ARE TALISMAN ENERGY INC. is an upstream oil and gas company with a balanced portfolio of North American and international operations. Talisman was established as an independent company in 1992, headquartered in Calgary, Alberta, Canada. Talisman is listed on both the Toronto and New York stock exchanges under the symbol TLM. Talisman is also part of the S&P/TSX 60 index. At year-end, the Company had an enterprise value (share value and debt) of approximately $25 billion, with 1,064 million shares outstanding. Talisman’s mission is creating value for its shareholders with the objective of growing reserves, production and cash flow per share. The Company’s target is 5 to 10% annual production per share growth. Talisman’s strategic focus is high deliverability, deep gas opportunities in North America and large international oil and natural gas prospects.The Company believes this strategy will enable it to continue to meet its growth rates while generating superior economic returns. In 2006, 96% of Talisman’s production came from three core areas: North America, the North Sea and Southeast Asia. Approximately 54% of Talisman’s production is high quality crude oil and liquids and 46% is natural gas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and is also included in the Dow Jones Sustainability (North America) Index. Talisman encourages its stakeholders to read the Company’s 2006 Annual Report Summary, Annual Financial Report and Annual Information Form. These documents can be obtained from the Company or viewed online at www.talisman-energy.com. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and is also included in the Dow Jones Sustainability (North America) Index. HOW WE REPORT In addition to this Summary Report, Talisman produces a full-length Corporate Responsibility Report which can be obtained from the Company or viewed online at www.talisman-energy.com. The full-length report (the report) focuses on Talisman’s corporate responsibility priorities set out in the Company’s Policy on Business Conduct and Ethics (The Policy or the PBCE), including ethical business conduct; employee practices; health, safety and the environment; human rights and community relations. The report is a measurement and performance management tool. It is not intended to be an exhaustive review of all activity that Talisman has undertaken or supported. Rather, Talisman aims to illustrate through the report the breadth and scope of corporate responsibility-related action that has been taken and is being taken to manage the Company’s risks. The key performance indicators reported in the report assists the Company in measuring its performance against certain corporate responsibility goals and objectives. Wherever possible, country-specific data has been used, while regional and aggregate data have also been included. Unless otherwise indicated, figures are reported in metric units and all financial information is reported in Canadian dollars. Unless the context indicates otherwise, a reference in the report to Talisman, the Company, our or we includes direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. An independent third party, PricewaterhouseCoopers LLP (PwC), has reviewed the data noted in bold contained in the Performance Data Tables on pages 38 to 42 of the report. Reporting period The report deals with the Company and its wholly owned subsidiaries operating around the world from January 1, 2006 to December 31, 2006. Talisman’s last report was published in April 2006 and the next edition is scheduled for publication in April 2008. Stakeholders While the term stakeholders holds multiple meanings, the Company defines its stakeholders as its employees, shareholders, suppliers, service providers, and those communities, indigenous groups, investors, debtholders, governments, regulators and Non-Governmental Organizations (NGOs) affected by, or that can affect, Talisman’s operations. Talisman Energy 2006 Corporate Responsibility Summary Report 1

In 2006, Talisman Vietnam Limited sponsored the Asia Injury Prevention Foundation’s Helmets for Kids program in Ho Chi Minh City. The program provides quality safety helmets to children and helps raise traffic safety awareness. 2006 KEY IMPACTS AND OUTCOMES Ethical Business Conduct Benchmarked management of legal and ethics compliance issues and identified and prioritized the Company’s global compliance risks. Received 11 exceptions (out of 4,270 compliance certificates received) to our Policy on Business Conduct and Ethics through our compliance certification process. All exceptions were reviewed and deemed immaterial. Security and Human Rights A lawsuit filed against Talisman Energy Inc. in 2001 under the Alien Tort Claims Act was dismissed. Added to the Dow Jones Sustainability (North America) Index. Community and Stakeholder Relations Participated as an Advisory Group member overseeing the Government of Canada’s National Roundtables on Corporate Social Responsibility. Invested approximately $6.2 million in community development globally. Adjusted internal processes to comply with Government of Alberta First Nation Consultation Policy and First Nations Consultation Guidelines. Worked with more than 40 Aboriginal communities and hosted or participated in more than 20 open houses and Aboriginal career fairs across North America. Recruitment and Retention Established scholarships at Robert Gordon University, the University of Aberdeen, the University of Stavanger and University of British Columbia. Improved career development, training opportunities and benefits flexibility for employees. Occupational Health and Safety Recorded three contractor fatalities in 2006 and two life-threatening occupational injuries across our global operations. In addition, a fishing vessel and its four crew members working under the control of a third party at a Talisman (UK) construction site were lost during extreme weather in the North Sea. Recorded no major regulatory non-compliance events, defined as health, safety, or environmental non-compliance events, leading to formal charges. Exploration in Sensitive Areas Invested approximately $30 million on produced water reinjection initiatives in the North Sea. Completed environmental audits in North America at Grande Prairie (16 facilities), Carlyle, Bigstone and Wild River, and at all operating sites in the North Sea. Energy Efficiency and Emissions Participated in the Carbon Disclosure Project, an initiative calling for the voluntary disclosure of investment-relevant information about greenhouse gas emissions. Installed one of two 5MW wind turbines off the east coast of Scotland as part of the $70 million deepwater Beatrice Wind Farm Demonstrator Project. The second 88 metre high wind turbine is scheduled to be installed in 2007. For more information on Talisman’s performance in these areas, see our full-length Corporate Responsibility Report available at www.talisman-energy.com. Talisman Energy 2006 Corporate Responsibility Summary Report 2

DISCUSSION WITH JAMES W. BUCKEE, PRESIDENT AND CHIEF EXECUTIVE OFFICER, TALISMAN ENERGY INC. Why is Talisman’s 2006 Corporate Responsibility Report entitled “risky business?” JIM The oil and natural gas business is a risky* business. We are exposed to technical and physical risks. We operate heavy machinery and process plants. The product is flammable and sometimes toxic. Technical risks are high, too. Exploration is inherently risky and we employ the best people and technology to increase our chances of success. And, of course, there is price risk. We also face other risks – the management of which is less defined – including issues related to security and human rights, ethical business conduct, stakeholder relations and workforce challenges. A well-run company manages all risks. A transparent company discloses those management efforts. I believe our stakeholders have a right to know how we manage our risks to ensure long-term value creation. Disclosure of our risk management efforts appears in a number of documents (depending on the risk), including our Annual Report Summary, Annual Financial Report, Annual Information Form and this Corporate Responsibility Report. This year, we’ve organized our Corporate Responsibility Report around the most significant corporate responsibility risks we face in our daily activities and how we go about managing them. Though by no means an exhaustive list, this report highlights the key challenges we faced in 2006. Does the dismissal of the Alien Tort Claims Act lawsuit against Talisman affect the Company’s activities going forward? JIM No. We have and will continue to carefully apply lessons learned from our time in Sudan throughout our operations. As for the lawsuit, I can assure you that everyone at Talisman took the allegations very seriously, even personally. Our time in Sudan was not without controversy but I know from visiting the country many times and talking to people on the ground that our people always upheld the values that Talisman stands for. While we were in Sudan, we operated in both an ethical and transparent fashion with a genuine desire to improve the lives of the Sudanese people. Although we divested our interests in Sudan in 2003, we have maintained a connection to the people of Sudan since and have continued to support community development, including our model farm and agriculture capacity building programs. What is Talisman doing to ensure ethical business conduct throughout the organization? JIM I believe our culture does not encourage or reward unethical behaviour and, hence, such behaviour would not flourish. Acceptable business conduct is defined in our Policy on Business Conduct and Ethics (PBCE). Expectations are placed fairly and consistently on employees and contractors and a system has been developed to provide guidance regarding the Company’s ethical business conduct expectations. All employees are required to adhere to our PBCE and complete a compliance process certifying they have acted within the guidelines of the Policy. Some contracts with our Company also stipulate adherence to the Policy and some significant contractors are required to participate in the annual certification process. To assist employee understanding of corporate expectations, we launched an online Ethics Awareness Training Program in May 2005 to be completed biennially by all employees. The Company also has an accounting and auditing complaints procedure and hotline for employees to report questionable accounting and auditing practices. I believe our stakeholders have a right to know how we manage our risks to ensure long-term value creation. Jim Buckee President and Chief Executive Officer * See page 55 of Talisman’s 2006 Annual Information Form available at www.talisman-energy.com for more information. Talisman Energy 2006 Corporate Responsibility Summary Report 3

We strive to be a good neighbour in the communities where we operate, not only because it’s the right thing to do, but because it makes good business sense to do so. Why are community and stakeholder relations important to Talisman? JIM We strive to be a good neighbour in the communities where we operate, not only because it’s the right thing to do, but because it makes good business sense to do so. Good community and stakeholder relations ensure our licence to operate in home and host countries. Our experience over the years has reinforced my belief that, by respecting differing attitudes toward land usage and by engaging communities in dialogue regarding our interests, a mutually acceptable way of operating can be found. This belief has guided our approach to community relations around the world, whether working with communities and associations in Alaska on agreements related to our barging activities, implementing the new Alberta First Nation Consultation Policy, or discussing our planned seismic activities with communities in Block 101 in Peru. Have industry pressures affected competition for qualified employees at Talisman? JIM Recruitment of new employees and retention of existing employees in the oil and gas industry is extremely competitive due to massive projects and growth throughout the industry, an aging workforce and low university enrolment in the sciences and technical fields. As such, career opportunities in the energy sector are particularly favourable. I believe tackling workforce challenges starts with the retention of our own employees. Historically, Talisman has had low employee turnover compared to our peers. I believe this can be mainly credited to the exciting work opportunities we offer at home and abroad and the positive work environment we have created for our employees. In 2006, we built on this standing by further investing in scholarships internationally, improving career development and training opportunities and offering increased benefits and flexibility to our employees. How was Talisman’s occupational health and safety performance in 2006? JIM Tragically, we recorded three contractor fatalities in 2006. In addition, a fishing vessel and its four crew members, working under the control of a third party at a Talisman (UK) construction site were lost during extreme weather in the North Sea. We’ve also recorded one fatality so far in 2007. I am concerned by these losses and particularly troubled by these incidents considering our historically strong occupational health and safety record. Improved safety performance is a matter of constant vigilance. While I believe we have a strong safety culture, more will be done in 2007 to improve our overall operational health and safety performance. We will renew our emphasis on contractor safety and continue our efforts to ensure that contractors working for Talisman know our safety expectations and procedures. Personally, I will continue to seek new and fresh ways to underline senior management’s commitment to improved safety. Given that the energy business is a risky one, we must plan our work carefully and systematically mitigate associated hazards. Further, safety initiatives will be emphasized at every possible occasion. The bottom line is this: production and safety go hand-in-hand. 4 Talisman Energy 2006 Corporate Responsibility Summary Report

What is the Company doing to minimize its impact in environmentally sensitive areas?

JIM ► I believe that all areas, regardless of location, are environmentally sensitive. By understanding local environmental sensitivities, we can plan our activities accordingly. To minimize our environmental footprint, we identify environmental risks before we begin our activities: we employ baseline environmental studies, formal or informal environmental impact assessments (EIAs) and attendant protection plans. We also implement leading-edge solutions to minimize our environmental footprint around the world. For example, in Alaska, we use low-pressure transport vehicles called Rolligons and ice roads to move heavy exploration equipment across the tundra. In Peru, we heli-port or barge in all equipment and personnel. In Trinidad and Tobago, we've used oxen to complete low-impact seismic surveys. And, in Western Canada, we use existing pipeline and road corridors, where possible, for projects in known caribou protection areas. Ultimately, it is my belief that a carefully managed oil and gas industry can be far less intrusive than other energy alternatives.

In the past, you've advocated for improved energy efficiency and conservation. Why?

JIM ► I believe the world has a great need for energy. It is the motor of modern economies. However, due to tight supply, growing demand and geopolitical instability, it is becoming apparent that hard choices regarding energy use have to be made. Already, energy is being re-priced in a more realistic fashion and, I believe, these higher energy prices will induce greater awareness of the cost of producing and using energy-related products, and encourage energy efficiency and conservation.

I support sensible, economic measures that can be integrated into daily business operations to improve energy efficiency and encourage energy conservation. I also believe industry has a role to play in the development of regulatory initiatives focused on emissions reductions. For our part, we are actively involved in consultations regarding the European Union Emission Trading Scheme (EU ETS) and Canadian Clean Air Act. We are also participating in PTAC Petroleum Technology Alliance Canada's multi-stakeholder committee, Technology for Emission Reduction and Eco-Efficiency.

I also look forward to the installation of the second turbine at our Beatrice Wind Farm Demonstrator Project in 2007 and monitoring test results over the next few years. While this project has generated a great deal of global interest, the vision of a full-scale wind farm will only be realized if the costs associated with the project can be brought down. The economic challenges around wind power, which we are learning about first-hand, further reinforce how important oil and gas remains as an energy source.

Talisman's 2006 Corporate Responsibility Report has been prepared in accordance with the 2002 Global Reporting Initiative's Guidelines. It presents a balanced and reasonable presentation of the Company's social, economic and environmental performance.

JW Buckee

James W. Buckee
President and Chief Executive Officer
Talisman Energy Inc.
March 13, 2007

ANNUAL MEETING

The annual meeting of shareholders of Talisman Energy Inc. will be held at 10:30 am on Wednesday, May 9, 2007 in the Exhibition Hall, North Building of the Telus Convention Centre, 136 8th Avenue SE, Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) by telephone, (ii) by the Internet, or (iii) by signing and returning the Form of Proxy or Voting Instruction Form mailed with the Management Proxy Circular.

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security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . energy efficiency and emissions . security and human rights . ethical business conduct . community and stakeholder relations . recruitment and retention . occupational health and safety . exploration and development in sensitive areas . WE WANT TO HEAR FROM YOU Questions and views on the Report and on Talisman’s corporate responsibility efforts may be directed to the Manager of Corporate Responsibility and Government Affairs at: Talisman Energy Inc. 3400, 888 - 3rd Street SW Calgary, Alberta, Canada T2P 5C5 Telephone: (403) 237-1234 Facsimile: (403) 237-1902 E-mail: tlm@talisman-energy.com Talisman has produced a separate Annual Report Summary, Annual Financial Report and Corporate Responsibility Report. These reports are available by contacting the Company and can also be viewed or downloaded at www.talisman-energy.com TALISMAN ENERGY